Form 51-102F3

Material Change Report

Item 1.	Name and Address of Reporting Issuer
Crosshair Energy Corporation (the “Corporation” or Crosshair”) Suite 1240, 1140 West Pender Street Vancouver, B.C., V6C 4G1

Item 2.	Date of Material Change
February 27, 2012
Item 3.	News Release
A press release announcing the material change referred to in this report was issued through Winward Global on February 28, 2012, and a copy is filed on SEDAR.
Item 4.	Summary of Material Change

Crosshair announced that it has closed its previously announced financing for aggregate gross proceeds of $7.0 million (the “Offering”). Crosshair engaged Delano Capital Corp. in connection with the Offering.

Item 5.1	Full Description of Material Change
For a full description of the material change, please see the news release attached as Schedule “A” to this Material Change Report.
Item 5.2	Disclosure for Restructuring Transactions
Not Applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
No information has been omitted on the basis that it is confidential information.
Item 8.	Executive Officer
The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:
Sheila Paine, Corporate Secretary Phone: (604) 681-8030 ext. 238 Fax: (604) 681-8039
Item 9.	Date of Report
March 2,2012

SCHEDUILE "A"

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

Crosshair Announces Closing of $7.0 Million Financing

February 28, 2012	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair” or the “Company”) is pleased to announce that it has closed its previously announced financing for aggregate gross proceeds of $7.0 million (the “Offering”). Crosshair engaged Delano Capital Corp. in connection with the Offering.

Offering

Crosshair has closed a non-brokered private placement of 11,897,000 subscription receipts (“Subscription Receipts”) at a price of $0.40 per Subscription Receipt for gross proceeds of $4,758,800. Upon satisfaction of the escrow release conditions set out below, the Subscription Receipts will be automatically converted (for no additional consideration) into units of Crosshair (the “Units”), with each whole Unit being comprised of one common share (“Common Share”) and one-half common share purchase warrant (each whole warrant a “Warrant”).  Each Warrant will be exercisable until February 27, 2014 at an exercise price of $0.70. The gross proceeds from the offering of Subscription Receipts will be released following shareholder approval of the conversion of the Subscription Receipts into Units in accordance with applicable corporate and securities laws. The Company has called a shareholder meeting for March 14, 2012 to approve the conversion of the Subscription Receipts into Units.

Crosshair has concurrently closed a non-brokered private placement of up to 4,482,400 flow-through units (the “Flow Through Units”) at a price of $0.50 per Flow Through Unit for gross proceeds of $2,241,200.  Each Flow Through Unit consists of one flow through common share (a “Flow Through Share”), which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada), and one-half of one Warrant. Each Warrant shall be exercisable into one Share until February 27, 2014 at an exercise price of $0.70.

The net proceeds raised from the offering of Subscription Receipts will be used by Crosshair to finance the exploration expenditures on its properties and for general corporate purposes. The gross proceeds raised from the offering of Flow Through Units will be used by Crosshair for exploration expenditures on its Central Mineral Belt Properties, which will constitute Canadian exploration expenditures (as defined in the Income Tax Act (Canada)) and will be renounced for the 2012 taxation year.

All securities issued will be subject to a four month hold period. Crosshair paid, or will pay on satisfaction of the escrow release conditions, cash finder’s fees in connection with the Offering equal to 5.0% of the gross proceeds and issued broker warrants equal to 6.0% of the number of Subscription Receipts and Flow Through Units sold in the Offering. Each broker warrant is exercisable for one share of Crosshair at an exercise price of $0.50 until February 27, 2014.

The Offering is subject to the final approval of the Toronto Stock Exchange and NYSE AMEX. In addition, the conversion of Subscription Receipts into Units is subject to approval by an ordinary resolution of the Company's shareholders at its upcoming shareholder meeting on March 14, 2012.

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom.  This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities in the United States.

Finder’s Fee

Crosshair also announces that it has issued 209,500 Common Shares, and made a cash payment of US$15,000, to Mr. Mickey Fulp. The Common Shares and cash payment were paid to Mr. Fulp to satisfy an outstanding finder’s fee obligation in connection with the Company’s acquisition of the Juniper Ridge Property.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium and vanadium projects in the US and Canada.  Its flagship properties, Bootheel and Juniper Ridge, have established resources and are located in uranium mining friendly Wyoming.  Bootheel has the potential to be mined using in-situ recovery methods. The CMB Uranium/Vanadium Project and the CMB JV Uranium Project are located in Labrador, Canada and have four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

For more information on Crosshair and its properties, please visit the website at www.crosshairenergy.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

For Investor Relations, please call:
Bevo Beaven
720-932-8300

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things, the use of proceeds from the Offering and the exploration potential of the Company's properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended April 30, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.